EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS
COVANSYS CORPORATION AND SUBSIDIARIES
PRO FORMA OR ACTUAL NET INCOME PER COMMON SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	THREE MONTHS ENDED
	MARCH 31,

	2001	2002

Weighted average number of shares of Common Stock outstanding	29,233	28,101
Common Stock equivalents calculated using the weighted average stock price per share for the periods presented	—	8,741

Weighted average shares outstanding	29,233	36,842

Net income (loss)	(3,003)	431

Net income (loss) per common share	(0.11)	0.01